                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
     THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended DECEMBER 31, 2004
                          -----------------------------

                               OR

[ ]  TRANSITION REPORT PURSUANT TO 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from            to
                               ----------    ----------

Commission file number       001-32395
                       --------------------------------






                        CONOCOPHILLIPS STORE SAVINGS PLAN
                            (Full title of the Plan)





                                 CONOCOPHILLIPS
                         (Name of issuer of securities)




 600 NORTH DAIRY ASHFORD
 HOUSTON, TEXAS                                          77079
(Address of principal executive office)               (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Financial statements of the ConocoPhillips Store Savings Plan, filed as a part of this annual report, are listed in the accompanying index.

(b) Exhibits

Exhibit 23    Consent of Independent Registered Public Accounting Firm



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Store Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           CONOCOPHILLIPS
                                         STORE SAVINGS PLAN



                                          /s/ J. W. Sheets
                                  --------------------------------
                                            J. W. Sheets
                                    Plan Financial Administrator




June 21, 2005

--------------------------------------------------------------------------------
INDEX TO FINANCIAL STATEMENTS                                    CONOCOPHILLIPS
AND SCHEDULE                                                 STORE SAVINGS PLAN


                                                                                   Page
Report of Independent Registered Public Accounting Firm.........................   3

Financial Statements

  Statements of Net Assets Available for Benefits
    at December 31, 2004 and 2003 ..............................................   4

  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2004 .......................................   5

  Notes to Financial Statements ................................................   6


Supplemental Schedule*

  Schedule of Assets (Held at End of Year)
    as of December 31, 2004, Schedule H, Line 4i ...............................  17


Exhibit Index ..................................................................  18


--------------------------------------------------------------------------------
* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The ConocoPhillips Store Savings Plan Committee
ConocoPhillips Store Savings Plan

We have audited the accompanying statements of net assets available for benefits of ConocoPhillips Store Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                             /s/ ERNST & YOUNG LLP
                                               ERNST & YOUNG LLP

Houston, Texas
June 21, 2005

--------------------------------------------------------------------------------
STATEMENTS OF NET ASSETS                                         CONOCOPHILLIPS
AVAILABLE FOR BENEFITS                                       STORE SAVINGS PLAN



                                                            Thousands of Dollars
                                                            --------------------
At December 31                                               2004          2003
                                                            -------       ------
ASSETS
Investments
  Vanguard Funds:
     500 Index Fund                                         $   749          680
     Balanced Index Fund                                      4,172        5,038
     Extended Market Index Fund                                 723          734
     Growth Index Fund                                          191          151
     Prime Money Market Fund                                  9,459       14,718
     Total Bond Market Index Fund                               218          316
     Total International Stock Index Fund                     2,560        2,897
     Value Index Fund                                         4,781        5,720
  Plan Interest in Master Trusts
     ConocoPhillips Stock Fund                                2,335        2,140
     DuPont Stock Fund                                          104          121
     Stable Value Fund                                        1,878        1,732
  Loans to Plan Participants                                    423        1,699
--------------------------------------------------------------------------------
Total Assets                                                 27,593       35,946
--------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                           $27,593       35,946
================================================================================


See Notes to Financial Statements.

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET                                      CONOCOPHILLIPS
ASSETS AVAILABLE FOR BENEFITS                                STORE SAVINGS PLAN



                                                                       Thousands
Year Ended December 31, 2004                                          of Dollars
                                                                     -------------
ADDITIONS
Contributions
  Employer                                                           $          66
  Participants                                                                 516
  Rollovers                                                                    417
----------------------------------------------------------------------------------
                                                                               999
----------------------------------------------------------------------------------

Investment Income
  Interest and dividend income                                                 417
  Interest on participant loans                                                 25
  Plan interest in Master Trusts
         ConocoPhillips Stock Fund                                             647
         DuPont Stock Fund                                                       9
         Stable Value Fund                                                      84
  Net appreciation in fair value
    of investments - mutual funds                                            1,407
----------------------------------------------------------------------------------
                                                                             2,589
----------------------------------------------------------------------------------

Other additions                                                                 21
----------------------------------------------------------------------------------

Total                                                                        3,609
----------------------------------------------------------------------------------

DEDUCTIONS
Distributions to participants
  or their beneficiaries                                                    11,953
Other deductions                                                                 8
Administrative expenses                                                          1
----------------------------------------------------------------------------------

Total                                                                       11,962
----------------------------------------------------------------------------------

NET DECREASE                                                                (8,353)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year                                                           35,946
----------------------------------------------------------------------------------

End of Year                                                          $      27,593
==================================================================================

See Notes to Financial Statements.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS                                    CONOCOPHILLIPS
                                                             STORE SAVINGS PLAN



NOTE 1--PLAN DESCRIPTION

The following description of the ConocoPhillips Store Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan was established in 1985 as the Circle K Kash Plus Plan and has been amended and restated at various times since its formation. Effective January 1, 1998, the Plan was amended to change its name to the Tosco Corporation Store Savings Plan. Effective January 1, 2003, the Plan sponsor, Tosco Corporation, was merged into the ConocoPhillips Company (formerly Phillips Petroleum Company), and the Plan was amended to change its name to the ConocoPhillips Store Savings Plan and ConocoPhillips Company (Sponsor) became the Plan sponsor. On October 3, 2003, the Thrift Plan for Retail Employees of Conoco, Inc. merged into the Plan.

The Plan is a defined contribution, 401(k) profit sharing plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code, as amended by the Tax Reform Act of 1986 and subsequent legislation.

ELIGIBILITY

Prior to December 18, 2003, this Plan covered substantially all of the retail store and marketing job outlet employees on the payrolls of Circle K Stores, Inc. and Kayo Oil Company, subsidiaries of Sponsor, who met certain eligibility requirements. On December 18, 2003, the Circle K Stores, Inc. employees were terminated as a result of a sale to Couche-Tard, Inc. and only the Kayo Oil Company employees remained eligible. Effective January 1, 2004, a Kayo Oil Company employee originally hired that date or thereafter has to be age 21 to be eligible; and, for employees hired prior to January 1, 2004, the eligibility age is 18. Also, a year of eligibility service was required, but, for periods prior to January 1, 2004 an employee of Kayo Oil Company during 2003 or later, receives the greater of (i) credit for 1 hour of service for each hour of pay or entitlement to pay for the performance of duties or other reasons such as paid vacations, holidays, etc. or (ii) 190 hours for each month in which the employee is actively employed by Kayo Oil Company.

INVESTMENT FUNDS

Plan assets are invested in 11 investment funds; however, the DuPont Stock Fund is closed to new investment elections. Investments are participant-directed.

EMPLOYEE DEPOSITS

In 2004, participants can deposit between 1% and 30% of their eligible compensation (up to $205,000) to the Plan. Investments are participant-directed in 1% increments. Earnings on investments held by the Plan in the name of a participant are automatically invested in the respective fund from which the earnings were derived.

In 2004, Plan participants who reach age 50 or over may make catch-up contributions of up to $3,000 annually to the Plan. This additional amount will increase by $1,000 per year through 2006. Elections to make catch-up contributions remain in effect until changed or revoked by a participant.

COMPANY CONTRIBUTIONS

Effective January 1, 2004, the Kayo Oil Company (Company) is making a matching contribution to the account of each retail store manager (this includes a manager or manager in training but not an assistant manager) (Retail Store Manager) who is making a contribution of 2% or more of compensation to the Plan. If a Retail Store Manager contributes 2% or more of compensation, the 2% contribution is deemed a "matched before-tax deposit" and the Retail Store Manager's account receives a Company matching contribution equal to 2% of compensation. Deposits by a Retail Store Manager in excess of the 2% matched before-tax deposit and deposits of up to 30% of compensation by other participants are deemed "regular before-tax deposits."

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, employer's contribution, if applicable, and Plan earnings, and charged with an allocation of investment administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that could be provided from the participant's vested account.

VESTING

Effective January 1, 2004, any company matching contribution is subject to a 3 year vesting requirement; however, a participant's regular before-tax deposits and matched before-tax deposits are fully vested in their account balances. The Retail Store Manager is vested in the Company's matching contribution if 3 years of vesting service is satisfied by either completing 1,000 hours of service each year or receiving 190 hours of service for each month served as an employee. A Retail Store Manager can also become vested in the Company's matching contribution if employment continues until the normal retirement date, which is the 1st day of the month coincident with or immediately following a 65th birthday, even if the Retail Store Manager has less than 3 years of service.

SHARE ACCOUNTING METHOD FOR COMPANY STOCK

Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, which is calculated using the weighted-average price of the ConocoPhillips common stock (Company Stock) traded on that business day and any carryover impact from the previous trading day.

DISTRIBUTIONS

Benefits under the Plan are payable upon reaching age 59 1/2 or termination, or in the event of total disability or hardship. Distributions from the Plan are available in lump sums or installment payments. Any whole shares of stock in a participant's stock fund account can be distributed in the form of shares of stock at the participant's discretion. All other amounts, including fractional shares of stock, are distributed to the participant in cash.

Unless a request for withdrawal is made as of any earlier date, distribution to a former employee participant is deferred to February 1st of the year following the year the participant reaches 70 1/2. If the participant dies, distribution to a surviving spouse beneficiary is deferred to the later of December 31st of the year the participant would have reached 70 1/2 or December 31st of the year following the year the participant died.

Installment distribution options offered under the Conoco Retail Thrift Plan and exercised by a participant were grandfathered into the Plan.

LOANS TO PARTICIPANTS

Active employee participants can request a loan from their account in the Plan. Loans from the Plan are limited to the lesser of 50 percent of the participant's account balance or $50,000, both adjusted for outstanding loan balances. All interest payments made under the terms of the loan are credited to the participant's account and are not considered general earnings of the Plan. Participants' loans are primarily repaid through payroll deductions. Loan repayments are allocated to investment funds based on the participant's current contribution designation. Participant loans are collateralized by the participants' vested account balances. Effective January 1, 2003, the maturity on these loans can not exceed 58 months. Also,participants who transferred from the Conoco Retail Thrift Plan with more than one loan are permitted to continue their loans until paid off.

TRUST AGREEMENTS

On January 1, 2003, ConocoPhillips entered into both a trust agreement and a master trust agreement with Vanguard Fiduciary Trust Company (Vanguard), as Trustee; and subsequently, both were superceded by a trust agreement and a master trust agreement for ConocoPhillips Stock dated October 3, 2003. The master trust agreement provides for the administration by the Trustee of the ConocoPhillips Stock Fund. Effective July 2, 2004, the master trust agreement was renamed as the ConocoPhillips Stock Fund Master Trust Agreement. The trust agreement provides for the administration of all other assets in the Plan by the Trustee or any Successor Trustee.

An additional master trust agreement for DuPont stock with the Trustee, effective October 3, 2003, provides for the administration by the Trustee of the DuPont Stock Fund. Effective September 24, 2004, the name of the master trust agreement was renamed as the DuPont Stock Fund Master Trust Agreement.

Effective October 3, 2003, pursuant to a master trust agreement, the custodial trustee for the Stable Value Fund is State Street Bank and Trust Company. Effective September 24, 2004, the name of the master trust agreement was renamed as the Stable Value Fund Master Trust Agreement.

ADMINISTRATION

The Plan is administered by the ConocoPhillips Store Savings Plan Committee (Committee), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of ConocoPhillips. The members of the Committee are appointed by the Board of Directors of ConocoPhillips Company. The Plan Financial Administrator and Plan Benefits Administrator are the persons who occupy, respectively, the ConocoPhillips positions of Vice President and Treasurer, and Manager Global Compensation and Benefits COE (Center of Excellence). Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Sponsor for necessary expenditures incurred in the discharge of their duties. The Plan pays all reasonable expenses necessary for the operation of the Plan, unless such expenses are paid by the Sponsor. Fees paid by the Sponsor are not reflected in the Plan's financial statements.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting. Distributions to participants or their beneficiaries are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE 3--INVESTMENTS

VALUATION

Common stock and mutual fund securities are valued at fair value. Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Stable Value Fund is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include investment contracts, money market instruments, and units of a common collective trust. The investment contracts are valued at contract value and represents contributions, plus interest credited, less distributions, which approximate fair value. The money market instruments are valued at amortized cost, which approximates fair value. The common collective trust is valued at fair value as determined by the issuer based on the current values of the underlying assets of such trust. Participant loans are valued at carrying value, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-divided date. Interest income is recorded on the accrual basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 4--TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 23, 2004, stating that the Plan, as amended and restated as of October 3, 2003, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.


NOTE 5--PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE 6--PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan's trustee, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Company Stock. These transactions also qualify as party-in-interest transactions. All of these types of transactions are exempt from the prohibited transaction rules.


NOTE 7--MASTER TRUSTS

Three investment options of the Plan are held in master trusts and administered under master trust agreements. These investment options include the Stable Value Fund, ConocoPhillips Stock Fund, and DuPont Stock Fund.

STABLE VALUE FUND

The Stable Value Fund option provided by the Plan is also available to participants in the ConocoPhillips Savings Plan, and was available to participants in the Retirement Savings Plan of ConocoPhillips Company from July 2, 2004 through September 24, 2004. Each plan's beneficial interest in the commingled master trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of master trust net assets was approximately 0.1% as of December 31, 2004 and December 31, 2003.

The Stable Value Fund consisted of guaranteed investment contracts (GICs), separate account guaranteed investment contracts (SAGICs), synthetic contracts
(SYNs), a common collective trust (CCT), and short-term investments and cash. The crediting interest rates for the Stable Value Fund's investment contracts ranged from 3.39% to 7.68% as of December 31, 2004. The fund's blended rate of return for 2004 was 4.60%.

The crediting rates for most SAGIC and SYN contracts were reset quarterly and were based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate included each contract's portfolio market value, current yield-to-maturity, duration (i.e., the present value of the weighted average life), and market value relative to contract value. All contracts had a guaranteed rate of 0.0% or higher.

The master trust (Stable Value Fund) values as of December 31, 2004 and December 31, 2003 were as follows:


                                                                   Thousands of Dollars
                                                                -------------------------
                                                                   2004           2003
                                                                ----------     ----------
Stable Value Fund
At December 31
  GICs                                                          $  129,095        181,510
  SAGICs                                                           175,350        183,861
  SYNs                                                           1,604,147      1,502,584
-----------------------------------------------------------------------------------------
Assets at Contract Value,
  which approximates fair value                                  1,908,592      1,867,955
-----------------------------------------------------------------------------------------

  CCT                                                               67,612         65,056
  Short-term investments and cash                                   24,349         15,951
-----------------------------------------------------------------------------------------
Assets at Fair Value                                                91,961         81,007
-----------------------------------------------------------------------------------------
End of Year                                                     $2,000,553      1,948,962
=========================================================================================

The estimated fair value of the underlying assets of the synthetic guaranteed investment contracts at December 31, 2004 and 2003, was $1,627,937,906 and $1,548,759,889, respectively. The contract values of synthetic guaranteed investment contracts were net of ($23,790,533) at December 31, 2004 and ($46,175,584) at December 31, 2003 related to wrapper contracts, which guarantee the contract value of the synthetic guaranteed investment contracts for participant initiated withdrawal events.

The significant components of the changes in net assets relating to the master trust (Stable Value Fund) are as follows:

                                                                            Thousands
                                                                           of Dollars
                                                                           -----------
Stable Value Fund
Year Ended December 31, 2004
  Contributions                                                            $    85,091
  Interest and Dividend Income (net)                                            89,309
  Asset Transfers In                                                           367,341
  Distributions                                                               (220,433)
  Participant Loans                                                             (3,820)
  Other Deductions                                                                 (70)
  Asset Transfers Out                                                         (265,827)
--------------------------------------------------------------------------------------
Net Increase                                                                    51,591
Beginning of Year                                                            1,948,962
--------------------------------------------------------------------------------------
End of Year                                                                $ 2,000,553
======================================================================================

CONOCOPHILLIPS STOCK FUND

The ConocoPhillips Stock Fund is comprised of Company Stock held in a master trust. This investment option provided by the Plan is also available to participants in the ConocoPhillips Savings Plan, and was available to participants in the Retirement Savings Plan of ConocoPhillips Company until September 24, 2004. Each plan's beneficial interest in the commingled master trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of master trust net assets was approximately 0.1% as of December 31, 2004 and December 31, 2003.

The master trust (ConocoPhillips Stock Fund) values as of December 31, 2004 and December 31, 2003 were as follows:

                                                              Thousands of Dollars
                                                               2004            2003
                                                            ----------      ---------
At December 31
  ConocoPhillips Stock Fund                                 $1,662,488      1,358,719
-------------------------------------------------------------------------------------
End of Year                                                 $1,662,488      1,358,719
======================================================================================


The significant components of the changes in net assets relating to the master trust (ConocoPhillips Stock Fund) are as follows:

                                                                             Thousands
                                                                             of Dollars
                                                                            ------------
ConocoPhillips Stock Fund
Year Ended December 31, 2004
  Contributions                                                              $   174,711
  Dividend Income                                                                 35,385
  Net Appreciation in Fair Value of Investments                                  423,819
  Asset Transfers In                                                             238,946
  Other Additions                                                                     38
  Distributions                                                                 (127,625)
  Participant Loans                                                              (17,825)
  Other Deductions                                                                  (626)
  Asset Transfers Out                                                           (423,054)
----------------------------------------------------------------------------------------
Net Increase                                                                     303,769
Beginning of Year                                                              1,358,719
----------------------------------------------------------------------------------------
End of Year                                                                  $ 1,662,488
========================================================================================

DUPONT STOCK FUND

The DuPont Stock Fund is comprised of DuPont stock held in a master trust. This investment option provided by the Plan is also available to participants in the ConocoPhillips Savings Plan. Each plan's beneficial interest in the commingled master trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of master trust net assets was approximately 0.1% as of December 31, 2004 and December 31, 2003.

The master trust (DuPont Stock Fund) values as of December 31, 2004 and December 31, 2003 were as follows:

                                                                  Thousands of Dollars
                                                                -------------------------
                                                                   2004            2003
                                                                ----------     ----------
At December 31
  DuPont Stock Fund                                             $  217,907        259,443
-----------------------------------------------------------------------------------------
End of Year                                                     $  217,907        259,443
=========================================================================================

The significant components of the changes in net assets relating to the master trust (DuPont Stock Fund) are as follows:

                                                                             Thousands
                                                                             of Dollars
                                                                            ------------
DuPont Stock Fund
Year Ended December 31, 2004
  Dividend Income                                                           $      7,024
  Net Appreciation in Fair Value of Investments                                   11,628
  Distributions                                                                  (16,219)
  Participant Loans                                                                 (428)
  Other Deductions                                                                   (91)
  Asset Transfers Out                                                            (43,450)
----------------------------------------------------------------------------------------
Net Decrease                                                                     (41,536)
Beginning of Year                                                                259,443
----------------------------------------------------------------------------------------
End of Year                                                                 $    217,907
========================================================================================

NOTE 8--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2004 and 2003, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                               Thousands of Dollars
                                                            2004               2003
                                                        -------------      -------------
Net assets available for benefits as
  reported in the financial statements                  $      27,593             35,946
Less: Defaulted loans identified
  as deemed distributions for tax reporting                       (33)                (9)
----------------------------------------------------------------------------------------
Net assets available for benefits
  as reported in the Form 5500                          $      27,560             35,937
========================================================================================

The following is a reconciliation of distributions to participants or their beneficiaries for the year ended December 31, 2004, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                                             Thousands
                                                                             of Dollars
                                                                            ------------
Year Ended December 31, 2004

Distributions to participants or their
  beneficiaries reported in the
  financial statements                                                      $     11,953
Add: Current year deemed distributions
  of participant loans                                                                30
Less:  Current year distributions
  previously recognized as deemed                                                     (6)
----------------------------------------------------------------------------------------
Total distributions as reported
  in the Form 5500                                                          $     11,977
========================================================================================

NOTE 9--SUBSEQUENT EVENTS

On April 7, 2005, the Board of Directors of ConocoPhillips declared a two-for-one split in the form of a 100% stock dividend, payable June 1, 2005 (Payment Date), to stockholders of record as of May 16, 2005 (Record Date). As a result, ConocoPhillips stockholders, including participants in the Plan, received one additional share of Company Stock for each share owned as of the Record Date. Since there were twice as many shares after the split, each share was worth half of what it was worth immediately before the split, while the value of each participant's total investment in Company Stock remained unchanged until the stock price moved up or down.

Also, as a result of Department of Labor regulations regarding cash-out distributions, the Plan was amended to eliminate involuntary cash-out distributions of accounts valued at more than $1,000. Effective March 28, 2005, if a participant terminates from employment, a cash out distribution is only required for each account valued at $1,000 or less on the valuation dates of March 1st or September 1st, unless the participant has an outstanding loan.

--------------------------------------------------------------------------------
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                         CONOCOPHILLIPS
SCHEDULE H, LINE 4i                                          STORE SAVINGS PLAN




At December 31, 2004

(a)(b) Identity of     (c) Description of investment                                Thousands of Dollars
issue, borrower,       including maturity date,                               -----------------------------
lessor, or similar     rate of interest, collateral,                          (d) Historical    (e) Current
party                  par or maturity value                                            Cost          Value
------------------     -----------------------------                           -------------    -----------
Vanguard*              6,710 units, Vanguard                                              **    $       749
                           500 Index Fund

                       214,474 units, Vanguard                                            **          4,172
                           Balanced Index Fund

                       23,043 units, Vanguard                                             **            723
                           Extend Market Index Fund

                       7,211 units, Vanguard                                              **            191
                           Growth Index Fund

                       9,459,338 units, Vanguard                                          **          9,459
                           Prime Money Market Fund

                       21,209 units, Vanguard                                             **            218
                           Total Bond Market Index Fund

                       203,209 units, Vanguard                                            **          2,560
                           Total International Stock Index Fund

                       223,929 units, Vanguard                                            **          4,781
                           Value Index Fund

Participants*          Loans to Plan participants,
                          Interest rates ranging                                          --            423
                          from 4% to 5%
-----------------------------------------------------------------------------------------------------------
                                                                                                $    23,276
===========================================================================================================

 *Party-in-interest
**Historical cost information is not required for participant-directed investments.

--------------------------------------------------------------------------------
EXHIBIT INDEX                                                    CONOCOPHILLIPS
                                                             STORE SAVINGS PLAN


EXHIBIT
NUMBER                    DESCRIPTION
-------                   -----------
23          Consent of Independent Registered Public Accounting Firm